January 28, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Ms. Vroman-Lee and Mr. John Kernan

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Technology Finance Corp. II – Registration Statement File Nos. 000-56371; 814-01464

Dear Ms. Vroman-Lee and Mr. Kernan:

On behalf of Owl Rock Technology Finance Corp. II (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on January 25, 2022, regarding Amendment No. 1 to the Company’s registration statement on Form 10 (the “Registration Statement”), as filed with the SEC on January 14, 2022. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the Registration Statement referenced in the below responses are set forth in Amendment No. 2 to the Registration Statement on Form 10, concurrently filed herewith.

Accounting Comments

1.	Comment: Please clarify how interest payments on borrowed funds of 2.3% is calculated based on the assumptions disclosed.

Response: The Company respectfully advises the Staff that the interest payments on borrowed funds is based on an interest rate of 1.9% and includes estimated amortization of deferred financing costs associated with arranging the credit facilities. The Company has supplementally provided the Staff with additional detail about these assumptions.

2.

Comment: Please supplementally provide an electronic copy of the spreadsheet used to support the calculations in the fees and expense table including those that relate to the treatment of organizational and offering expenses in the Company’s first year.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Response: The Company has supplementally provided the Staff with the spreadsheet requested and notes that organizational and offering expenses are included in “other expenses”.

3.	Comment: In the first incentive fee example included as an Annex to the Investment Advisory Agreement, please confirm whether the management fee referenced in footnote 4 is correct.

Response: The Company respectfully advises the Staff that footnote 4 to the first incentive fee example included as an annex to the Company’s Investment Advisory Agreement was incorrect. The Company has refiled the Investment Advisory Agreement with the corrected fee examples.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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